June 13, 2008

VIA EDGAR

Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             iStar Financial Inc.
Form 10-K for fiscal year ended December 31, 2007
Form 10-Q for the period ended March 31, 2008
File No. 001-15371

Dear Mr. Woody:

On behalf of our client iStar Financial Inc. (the “Company” or “iStar”), we are transmitting for filing iStar’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Ms. Catherine D. Rice of the Company, dated May 27, 2008 (the “May 27 Letter”).  For ease of reference, each Staff comment is reprinted below in italics, numbered to correspond with the paragraph number assigned in the May 27 Letter, and is followed by the corresponding response of the Company.

Form 10-K for the fiscal year ended December 31, 2007

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4 – Acquisitions, page 80

1.                                       We note that you accounted for the Fremont loan portfolio participation interest as a sale in accordance with SFAS 140.  Please tell us how you determined that this transaction qualified for sale accounting.

                                                Response:

The Company supplementally advises the Staff that the Company determined that the transfer and assignment of the loan participation interest to Fremont Investment & Loan (“Fremont”) qualified for sale accounting in accordance with the criteria discussed in the Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”), based on a comprehensive review of the terms of that certain Loan Participation Agreement between the Company and Fremont dated July 2, 2007.  In addition, the Company requested and received a true sale law opinion from its outside legal counsel in connection with the Fremont Loan Participation (as further described below).

In accordance with paragraph 9 of SFAS 140, the Company determined that iStar surrendered control over the assigned participation interest in the loans to Fremont.  In making that determination, the Company specifically reviewed each of the conditions noted in paragraphs 9a through 9c of SFAS 140 as follows:

9a. The transferred assets have been isolated from the transferor—put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

In determining whether Fremont’s participation interest in the loans would be isolated from iStar and from its creditors, even in bankruptcy, the Company considered a number of factors that demonstrated the assets were truly sold and not granted as a security interest, including, but not limited to the following:

•                  Form of transaction.  The loans in question were acquired by iStar as part of the acquisition of the commercial real estate lending business of Fremont General Corporation, accounted for as a purchase business combination.  iStar, through a new, wholly-owned, single purpose limited liability company (the “Seller”), then sold a 70% participation interest in the loans to Fremont. The Seller’s activities are restricted to make it “bankruptcy remote.”  By owning the limited liability company, the Seller thereby retained a 30% participation in the loans (the “Fremont Loan Participation”).  The participations are created and governed by the Loan Participation Agreement.

•                  Fremont’s recourse and risk of loss.  The Loan Participation Agreement does not provide Fremont with any recourse to the Seller if any borrower fails to perform under the loan agreements, including failure to make required payments.  Fremont’s and the Seller’s participation interests are generally of equal priority.  Therefore, Fremont assumes all risk associated with their interest in the loans, including uncollectability.

•                  The Seller’s right to redemption.  Neither the Seller nor iStar has the unilateral right to redeem or repurchase the Fremont Loan Participation from Fremont or the underlying loans.

•                  Limitation on the Seller’s right to surplus.  In accordance with the Loan Participation Agreement, Fremont receives interest income on the principal portion of the Fremont Loan Participation up to a specific rate of return.  The Seller has no obligation to pay Fremont for any shortfall in that rate of return.  The Seller has the right to all other collections of income from the loans.  Distributions to both participants are subordinated to the repayment of Seller’s servicing expenses.

•                  Administration and collection of assets.  Fremont and the Seller provide in the Loan Participation Agreement that the Seller will service the loans in accordance with a standard of care.  The Seller is not required to advance expenses for servicing unless they are considered recoverable from the loans, and such expenses are repaid from collections prior to distributions to either participant.  Fremont’s consent is required as a participant for certain major decisions common in servicing agreements, including sales of loans to the Seller or iStar.

•                  Intent of the parties.  The Loan Participation Agreement states that “it is the intention of the parties hereto that the conveyance of the A Participation [to Fremont] contemplated by this Agreement shall constitute a conveyance, transfer and assignment of an undivided beneficial interest in the Loans (and all Loan Documents related thereto) and the proceeds thereof from B Participant [the Seller] to A Participant [Fremont].”

Based on these factors, among others, outside legal counsel to iStar and the Seller rendered its opinion that the Fremont Loan Participation would not be included in the Seller’s estate in the event of the Seller’s bankruptcy.  These factors supported the Company’s conclusion that the assets were isolated, thereby precluding these assets from being within the reach of iStar’s creditors, and support accounting for the participation transaction as a sale.

9b. Each transferee (or, if the transferee is a qualifying special-purpose entity (SPE), each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

In accordance with section 12B of the Loan Participation Agreement, Fremont has the right to pledge or exchange its interest in the loans with no constraints on its right to pledge that provide more than a trivial benefit to iStar.  The Loan Participation Agreement states that “either Lender (defined as iStar or Fremont) may, in the ordinary course of its business and in accordance with applicable Law, at any time assign all or a portion of its rights and obligations under this Agreement (including without limitation, all of its commitment to make Disbursements) to the other Lender, any Affiliate of the other Lender or to a Permitted Transferee...”.  The Loan Participation Agreement further defines a Permitted Transferee to include a broad group of creditworthy entities, including, but not limited to, “any of the following entities which has a net worth in excess of $200,000,000 at the time of the Transfer in question, (A) a federal or state chartered commercial bank or trust company or federal or state chartered savings and loan association or insurance company organized and existing under the laws of the United States, or any state thereof, (B) a foreign bank or a branch office of a foreign bank…(F) a domestic real estate investment trust having an investment grade senior debt rating from a nationally recognized rating agency, (G) and investment bank having an investment grade senior debt rating from a nationally recognized rating agency…”.  Given the broad range of entities included in the definition, the Company concluded that the inclusion of Permitted Transferees was not a condition that would constrain Fremont from pledging or exchanging its participation interest in the loan assets.

9c. The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

The Seller does not have the right or obligation pursuant to the Loan Participation Agreement to repurchase the Fremont Loan Participation, or to cause Fremont to return specific assets.

Based on the Company’s determination that each of the criteria in paragraphs 9a through 9c of SFAS 140 were met, the Company concluded that the sale of the Loan Participation to Fremont qualified for sale accounting treatment.

Note 9 – Debt Obligations, page 93

2.                                       We note that your interim financing facility, with an outstanding balance of $1.289 billion, has a scheduled maturity date of June 2008.  It does not appear that this amount is included in your future scheduled maturities table on page 97 or your contractual obligations table within the Liquidity and Capital Resources section of MD&A on page 48.  Although this facility is not long-term in nature, please tell us why you have elected not to disclose this obligation in your contractual obligations and debt maturities tables.

Response:

For the information of the Staff, the outstanding balance of the Company’s interim financing facility, $1.289 billion as of December 31, 2007, was excluded from the Company’s future scheduled maturities table on page 97 and from the Company’s contractual obligations table within the Liquidity and Capital Resources section of MD&A because that facility is not long-term in nature given its original maturity of 364 days.  All debt obligations disclosed in both of those tables are long-term obligations governed by the disclosure requirements of Statement of Financial Accounting Standards No. 47, “Disclosure of Long-Term Obligations.”  Although the amount was excluded from the presentation in the tables, given its significance to the Company’s consolidated financial statements and financial position, the Company prominently disclosed the facility and outstanding balance throughout Note 9, including in the table on page 93, under Unsecured/Secured Credit Facilities on page 94, and also in the Liquidity and Capital Resources section of the MD&A on pages 47and 49.  The Company would like to supplementally advise the Staff that the Company repaid the $1.289 billion outstanding balance and extinguished the facility during the second quarter of this year, as disclosed in Note 17 to financial statements included in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2008.  Please note that a copy of the interim credit agreement was filed with the Commission as Exhibit 10.2 of Form 8-K on July 2, 2007.

Form 10-Q for the period ended March 31, 2008

Item 1.  Financial Information

Notes to Consolidated Financial Statements

Note 11 – Stock-Based Compensation Plans and Employee Benefits, page 29

3.                                       We note that during the first quarter of 2008, you granted restricted stock units to employees, which vest proportionately and do not appear to be contingently issuable.  Please tell us and disclose your assumption related to the expected term of these restricted stock units in estimating their fair value.  Refer to paragraph A240e(2) of SFAS 123(R).

Response:

The restricted stock units granted to employees during the first quarter, which vest proportionately, are subject only to service conditions in that vesting depends solely on an employee rendering service to the employer for the requisite service period.  In accordance with paragraph 18 of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), an equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date. Therefore, the fair value of these awards is determined using the grant date market price of the Company’s common stock, and does not reflect any assumption for an expected term.  Compensation cost relating to these awards is recorded over the requisite service period which is three or five years as disclosed in Note 11 on page 30.  In future filings, the Company will clarify its disclosure as follows to specify that the fair value of these awards is determined using the grant date market price of the Company’s common stock:

“For accounting purposes, the Company measures compensation costs for restricted stock units, not including any contingently issuable shares, as of the date of the grant using the market price of the Company’s common stock and expenses such amounts against earnings, either at the grant date (if no vesting period exists) or ratably over the respective vesting/service period.”

Note 15 – Fair Value of Financial Instruments, page 35

4.                                       We note that you have included impaired loans as financial assets valued on a nonrecurring basis.  Please confirm to us that you do not value these loans nor the underlying collateral at least annually or tell us why management has characterized these loans as being values on a nonrecurring basis.  If management does value these loans or the underlying collateral at least annually, please revise your disclosure appropriately and include a roll forward of your category three financial instruments as required by SFAS 157.

Response:

For the information of the Staff, the Company included impaired loans as financial assets valued on a nonrecurring basis in its tabular disclosure of Fair Value of Financial Instruments based on the fact that the Company does not value these loans or the underlying collateral at least annually or on any other recurring basis.  The Company evaluates the collectability of its loans on a quarterly basis.  In accordance with paragraph 8 of Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairments of a Loan” (“SFAS 114”), the Company identifies a loan as being impaired when it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement, based on current information and events.  When such triggering events or circumstances arise that would cause the Company to determine a loan is impaired and the impairment is measured based on the fair value of the underlying collateral, the Company utilizes the measurement techniques further discussed in Note 15 – Fair Value of Financial Instruments.

Subsequent to the initial measurement of impairment, the Company will continue to evaluate the collectability of an impaired loan periodically.  In accordance with paragraph 16 of SFAS 114, the Company will only recalculate the impairment of a loan and its underlying collateral if events or circumstances indicate that there is a significant change in the amount or timing of its expected future cash flows or if the actual cash flows are significantly different from the cash flows previously projected.  If no such events or circumstances arise that would indicate a change in future expected cash flows of an impaired loan, the Company will not re-measure the impairment, and accordingly would not include the loan in its disclosure of Fair Value of Financial Instruments.  In circumstances where triggering events do arise or new information becomes available indicating there are changes in expected future cash flows, the Company will re-measure the impairment of the loan at that time.  If the impairment is measured based on the fair value of the underlying collateral, the Company will include the fair value of the impaired loan in its Fair Value of Financial Instruments table for assets measured on a non-recurring basis.

*          *              *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have been responsive to the Staff’s comments.  Should you require additional information, or if you have any questions about the contents of this letter, please do not hesitate to contact me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner
Kathleen L. Werner

cc:                     Catherine D. Rice, iStar Financial Inc.
Timothy C. Conlon, PricewaterhouseCoopers LLP